Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended January 29, 2017		Fiscal Year Ended
			October 30, 2016		October 25, 2015		October 26, 2014		October 27, 2013		October 28, 2012
Income from continuing operations before taxes	771		2,013		1,598		1,448		350		316
Add adjustments:
Fixed charges	42		170		116		109		109		109

Income from continuing operations before taxes and fixed charges	813		2,183		1,714		1,557		459		425
Fixed charges:
Interest expense (b)	38		156		104		96		96		96
Amortization of discounts and capitalized expenses related to indebtedness	1		3		2		2		2		2
Estimated interest component of rental expense	3		11		10		11		11		11

Total fixed charges from continuing operations	42		170		116		109		109		109
Ratio of earnings to fixed charges (a)	19.4	x	12.8	x	14.8	x	14.3	x	4.2	x	3.9	x

(a)	The ratio of earnings to fixed charges was computed by dividing income from continuing operations before taxes and fixed charges by the fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include interest expense, amortization of discounts and debt issuance costs and 30% of rental expense, which Applied considers to be a reasonable approximation of the interest factor included in rental expense.

(b)	Interest expense does not include interest expense related to uncertain tax positions as a component of fixed charges. Interest expense related to uncertain tax positions is included as a component of provision for income taxes.